Exhibit 99.1

CONSENT OF DIRECTOR-NOMINEE
OF
PASSPORT RESTAURANTS, INC.

This Consent of Director-Nominee is delivered in connection with the registration statement on Form SB-2 (as it may be amended from time to time, the “Registration Statement”) of Passport Restaurants, Inc. (the “Company”) for the registration under the Securities Act of 1933, as amended, of Units of the Company.

The undersigned consents to (a) the references made to him in the Registration Statement and related prospectus as having consented to serve as a director of the Company effective immediately after the completion of the offering contemplated by the Registration Statement and such prospectus and (b) the inclusion of certain biographical information regarding him in the Registration Statement and related prospectus.

Date: September 21, 2007	/s/ David C. Schmille
David C. Schmille